UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

December 5, 2007

To whom it may concern:

Mizuho Financial Group, Inc.

Mizuho Corporate Bank, Ltd.

Mizuho Securities Co., Ltd

Third-Party Allocation of New Shares by Mizuho Securities Co., Ltd

We hereby announce that the boards of directors of Mizuho Financial Group, Inc. and Mizuho Corporate Bank, Ltd. (“MHCB”) resolved today for MHCB to subscribe to a new share issuance through a third-party allocation by its subsidiary, Mizuho Securities Co., Ltd. (“MHSC”)

The purpose of this increase in capital by MHSC is to strengthen the capital base and business platform for the entire MHSC group. The increase in capital will help MHCB and MHSC, as members of our “Global Corporate Group”, to continue promoting their investment banking businesses on a global basis.

Shinko Securities Co., Ltd. and MHSC will continue their negotiation of the terms of the Merger Agreement, including the merger ratio, based on the above increase in capital of MHSC.

1. Total Issue Amount	: JPY 150 billion
2. Amount allocated to capital stock	: JPY 75 billion
3. Name of allottee	: MHCB (all shares)

<For inquiries on this matter, please contact>

Mizuho Financial Group, Inc. Corporate Communications
Public Relations Office	Tel. 81-3-5224-2026
Mizuho Corporate Bank, Ltd. Administration Division	Tel. 81-3-5252-6574
Mizuho Securities Co., Ltd Corporate Communications	Tel. 81-3-5208-2030